July 26, 2017

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

Dear Mr. Scherer:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Date filed 07/11/2017

Summary
Insurance and Reinsurance, page 2

1. We note your response to prior comment 2. Please further revise your disclosure to clarify why Arch would be incentivized to offer favorable opportunities to Watford. Please clearly explain how Arch's allocation decision depends on Watford's strategy and underwriting guidelines, including a description of such guidelines and the differences from Arch's guidelines. Please also explain how the allocation of insurance and reinsurance opportunities is influenced by Arch's fee structure and fee-sharing with HPS as well as Watford's investment strategy. Please make similar revisions elsewhere in your prospectus as appropriate.
 Alexandre Scherer
Watford Holdings Ltd.
July 26, 2017
Page 2


Investments, page 4

2. We note your response to comment 6. Please expand your disclosure in the Summary and
       Business section to more clearly explain the criteria for each rating within non-investment grade as well as risks associated with non-rated assets. Given the significant concentration in CCC+ and below, please disclose the percentage of the investment portfolio for each rating below CCC+. In addition, please revise your statement that the greater investment risk is balanced with a "less volatile underwriting portfolio" to explain what you mean by "less volatile" and remove any inference that the underwriting portfolio removes all investment risk.

Non-Investment Grade Portfolio, page 7

3. We note your response to comment 1. Given your concentration of non-investment grade assets and your investment management agreement with HPS, investors in this offering are subject to risks attendant to investing funds with HPS. Please expand your disclosure on page 6 and elsewhere in your prospectus as appropriate to include a discussion of the investment guidelines under your investment management agreement with HPS.

Differentiated, balanced business model, page 9

4. We note your disclosure stating that you are able to employ a dynamic, integrated approach to underwriting and that you continuously evaluate both underwriting and investment opportunities, can increase or decrease your underwriting premium, adjust your mix of your underwriting portfolio and/or adjust your mix of investment assets depending on market conditions. Please revise your disclosure here and elsewhere to clarify that you are not evaluating the underwriting and investment opportunities and making the adjustments described, but are dependent instead on the evaluation and adjustments made by Arch and HPS.

The non-investment grade strategy may be implemented..., page 57

5. We note your revisions in response to comment 13. Please disclose whether there is a limit on the percentage of investments that may be invested in funds managed by HPS.

Any suspension or revocation of Watford Re's license...., page 58

6. We note your disclosure in the last sentence that you could also lose your exemption under the Investment Company Act of 1940. Please amend your disclosure to state that you could also lose your ability to rely on an exemption under the Investment Company
       Act of 1940.
 Alexandre Scherer
Watford Holdings Ltd.
July 26, 2017
Page 3
Risk Factors
We are subject to the risk of possibly being deemed an investment company...., page 61

7. Please amend your disclosure to appropriately reflect the reasons why you believe you are not an investment company and include specific references to the exemption(s)/exclusions(s) that are being relied upon.
8. We note your disclosure in the last two sentences of the first paragraph that if such exemption was deemed inapplicable and no other exemption was available, you would likely have to register under the Investment Company Act as an investment company, which, under the Investment Company Act, would require an order from the SEC, and that your inability to obtain such an order could have a significant adverse impact on your business. Please revise your disclosure to reflect that the SEC does not issue orders for registration under the Investment Company Act, but instead regulates companies under the Investment Company Act and may issue an order declaring that a company is not an investment company.

Business
Certain relationships and related party transactions, page 185

9. Given the purposes of the fee sharing agreements between Arch and HPS Investment
       Partners, LLC (HPS) as laid out in the third paragraph of your response to prior comment
       24 is to ensure the alignment of the economic incentives of those parties in such a way that would discourage them from "managing such business in a manner that was generally inconsistent with (your) total-return driven business model," revise to disclose the information provided in the third paragraph of your response. Further, given the that management and mitigation of these potential conflicts of interests are central to the success of your stated business model, revise to quantify the amounts transferred between
       Arch and HPS during each period under the fee sharing arrangements in a manner that clearly places them in their proper business context and explains any trends so as not to be confusing to the reader.
10. We note your response to prior comment 25 regarding the non-investment grade portfolio managed by HPS. Please revise to quantify the management and performance fees charged by HPS for the quarter ended March 31, 2017.

Consolidated Balance Sheet, page F-27

11. We note your response to prior comment 31. Given the level of related party activity and the potential conflicts of interest as identified in your document, we continue to believe the requirements of Rule 4-08(k) of Regulation S-X are relevant to your fact pattern.
       Please revise your presentation accordingly. As part of your application of Rule 4-08(k), consider whether providing the quantification of related party transactions parenthetically would mitigate your concerns of adding line items.
 Alexandre Scherer
Watford Holdings Ltd.
July 26, 2017
Page 4
Notes to the Consolidated Financial Statements
4. Segment Information, page F-38

12.    Please address the following regarding your response to prior comment
32:

            Tell us specifically how you considered the facts laid out in the fourth bullet of your response not to be indicative that such activity should be treated as a separate operating segment.
            Similarly, the next to last bullet of your response indicates that your budgeting process provides certain information. Please explain more clearly the level of information provided, as well as the parties that review this information, including whether the chief operating decision maker (CODM) reviews it.
            Tell us the level and nature of information provided by HPS versus the information you prepare internally regarding your investment portfolio for budgeting, historical activity and profitability analysis, and resource allocation purposes. Tell us whether the
       CODM reviews this information.
            Tell us how you considered the context of outsourcing your underwriting and investment management to two separate entities as part of your analysis of ASC 280-10-
       50-7 and 50-8. More clearly identify to us the employees within Watford that manage these separate activities, noting the guidance of paragraph 50-7 that the term segment manager identifies a function, not necessarily a manager with a specific job title.
            Explain to us how you determined that these disparate activities were managed as single business activity given your disclosures about managing the two activities as two alternative sources of income, with resources allocated between them depending on the respective market environments for each. More clearly explain how your disclosures of these activities as alternative business streams is consistent with your conclusion that you have a single operating segment.
13.    Please address the following regarding your response to prior comment
33:

            Tell us the extent to which you receive or produce discrete financial information for the individual products, product lines, or lines of business and the extent to which you use this information in your underwriting decisions and resource allocation.
            Tell us in greater detail how you determined the various product lines meet the aggregation criteria, considering the nature of the insured parties, nature of the insurance risk assumed, etc. can be different from product to product.
            Tell us how and the extent to which you differentiate the respective risks assumed and profitability levels between the various product lines being aggregated when making your underwriting decisions.
            Specifically address the extent to which you are considering the nature and characteristics of the original insurance risk contract versus solely considering the reinsurance contract in your analysis of the aggregation criteria.
            Tell us how you considered whether providing breakdowns of your reinsurance premiums into proportional versus non-proportional premiums and excess of loss versus pro rata premiums would be meaningful.
 Alexandre Scherer
Watford Holdings Ltd.
July 26, 2017
Page 5


7. Short Duration Contracts, page F-41

14. Please revise your disclosure provided in response to comment 35 to describe how you measure the claim frequency (i.e. claim event or individual claimant) in accordance with
       ASC 944-40-50-4Fb.
15. Please address the following as we continue to evaluate your response to prior comment
       36:

            You disclose on page 139 that your casualty reinsurance coverage is provided to ceding company clients on third-party liability and workers' compensation exposures, with coverage business written including executive assurance, medical malpractice liability, other professional liability, workers' compensation, excess and umbrella liability, and excess auto liability. Provide us with a table for each of the products identified separately quantifying the net earned premiums, incurred losses, loss reserves for the last two years or explain why such information is unavailable.
            Since you separate your casualty reinsurance into the casualty pro rata versus casualty excess of loss in your response, tell us in more detail why you do not believe this breakdown would be meaningful for separate loss development table disclosure.
            As part of this analysis, provide us with sample loss development table for each your casualty pro rata as well as your casualty excess of loss.
            Similarly, provide us with a sample loss development table for your mortgage coverage as well as your multiline-non casualty oriented line.
            Confirm, if true, that you have determined that the level of aggregation for your short duration loss development tables is presented in a manner that "allows users to understand the amount, timing, and uncertainty of cash flows arising from the liabilities," and that
       "useful information is not obscured."


        You may contact Keira Nakada at (202) 551-3659 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Division of
Corporation Finance
                                                            Office of
Healthcare and
                                                            Insurance
cc: Gary Boss, Esq.